UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Canadian Solar Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

136635109

(CUSIP Number)

IRSHAD KARIM

LION POINT CAPITAL, LP

250 W 55th Street, 33rd Floor

New York, New York 10019

212-356-6200

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 28, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 136635109

1	NAME OF REPORTING PERSON

LION POINT MASTER, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,548,327*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,548,327*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,548,327*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%*
14	TYPE OF REPORTING PERSON

PN

* Includes 52,222 Shares issuable upon the conversion of certain Notes (as defined and described below).

2

CUSIP NO. 136635109

1	NAME OF REPORTING PERSON

LION POINT CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,548,327*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,548,327*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,548,327*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%*
14	TYPE OF REPORTING PERSON

OO

* Includes 52,222 Shares issuable upon the conversion of certain Notes.

3

CUSIP NO. 136635109

1	NAME OF REPORTING PERSON

LION POINT CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,548,327*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,548,327*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,548,327*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%*
14	TYPE OF REPORTING PERSON

PN

* Includes 52,222 Shares issuable upon the conversion of certain Notes.

4

CUSIP NO. 136635109

1	NAME OF REPORTING PERSON

LION POINT HOLDINGS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,548,327*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,548,327*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,548,327*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%*
14	TYPE OF REPORTING PERSON

OO

* Includes 52,222 Shares issuable upon the conversion of certain Notes.

5

CUSIP NO. 136635109

1	NAME OF REPORTING PERSON

DIDRIC CEDERHOLM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

SWEDEN AND FRANCE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,548,327*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,548,327*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,548,327*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%*
14	TYPE OF REPORTING PERSON

IN

* Includes 52,222 Shares issuable upon the conversion of certain Notes.

6

CUSIP NO. 136635109

1	NAME OF REPORTING PERSON

JIM FREEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,548,327*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,548,327*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,548,327*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%*
14	TYPE OF REPORTING PERSON

IN

* Includes 52,222 Shares issuable upon the conversion of certain Notes.

7

CUSIP NO. 136635109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common shares, no par value per share (the “Shares”), of Canadian Solar Inc., a corporation organized under the laws of Canada (the “Issuer”). The address of the principal executive offices of the Issuer is 545 Speedvale Avenue West, Guelph, Ontario, Canada N1K 1E6.

Item 2.	Identity and Background.

(a)This statement is filed by:

(i)	Lion Point Master, LP, a Cayman Islands exempted limited partnership (“Lion Point ”), with respect to the Shares directly and beneficially owned by it;
(ii)	Lion Point Capital GP, LLC, a Delaware limited liability company (“Lion Point Capital GP”), as the general partner of Lion Point;
(iii)	Lion Point Capital, LP, a Delaware limited partnership (“Lion Point Capital”), as the investment manager of Lion Point;
(iv)	Lion Point Holdings GP, LLC, a Delaware limited liability company (“Lion Point Holdings GP”), as the general partner of Lion Point Capital;
(v)	Didric Cederholm, as Founding Partner and Chief Investment Officer of Lion Point Capital and a Manager of each of Lion Point Capital GP and Lion Point Holdings GP; and
(vi)	Jim Freeman, as Founding Partner and Head of Research of Lion Point Capital and a Manager of Lion Point Capital GP and Lion Point Holdings GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)The address of the principal office of each of Lion Point, Lion Point Capital GP, Lion Point Capital, Lion Point Holdings GP and Messrs. Cederholm and Freeman is 250 West 55th Street, 33rd Floor, New York, New York 10019. Lion Point also has a registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(c)The principal business of Lion Point is investing in securities. The principal business of Lion Point Capital GP is serving as the general partner of Lion Point. The principal business of Lion Point Capital is serving as the investment manager of Lion Point. The principal business of Lion Point Holdings GP is serving as the general partner of Lion Point Capital. The principal occupation of Mr. Cederholm is serving as Founding Partner and Chief Investment Officer of Lion Point Capital and as a Manager of each of Lion Point Capital GP and Lion Point Holdings GP. The principal occupation of Mr. Freeman is serving as Founding Partner and Head of Research of Lion Point Capital and as a Manager of each of Lion Point Capital GP and Lion Point Holdings GP.

8

CUSIP NO. 136635109

(d)No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Mr. Cederholm is a citizen of each of Sweden and France. Mr. Freeman is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities of the Issuer purchased by Lion Point were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,496,105 Shares purchased by Lion Point is approximately $49,196,099, including brokerage commissions. Lion Point has also purchased $2,350,000 in principal amount of the Issuer’s 4.25% convertible senior notes (the “Notes”), which have a conversion price of approximately $45.00 per Share and mature on February 15, 2019.

Item 4.	Purpose of Transaction.

The Reporting Persons (collectively, “Lion Point”) purchased the Shares based on Lion Point’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to Lion Point, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, Lion Point may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as Lion Point may deem advisable.

Given the Issuer’s high quality assets as well as the outstanding $18.47 per Share acquisition proposal (the “Privatization Proposal”) made by Shawn (Xiaohua) Qu, the Issuer’s Chairman and Chief Executive Officer (the “Chairman”), Lion Point continues to believe that the Shares are significantly undervalued and trade at a steep discount to their intrinsic value. Lion Point also believes that there are significant opportunities within the control of the Issuer’s management and Board of Directors (the “Board”) to unlock shareholder value, including operational expense reductions, share repurchases, improved communication with public investors and strategic transactions, including a spin-off or separate listing of the Issuer’s energy business or a sale of the Issuer as a whole or in parts.

Following the public announcement of the Privatization Proposal, Lion Point had conversations with several large financial and strategic institutions that expressed an interest in potentially providing financing for the Privatization Proposal, and Lion Point subsequently submitted a preliminary term sheet, subject to due diligence and certain other conditions being met, including the participation of certain third party financing sources, to the Chairman offering to provide a 5-year financing package of up to $250 million to i) backstop the sources of funds arranged by the Chairman for the Privatization Proposal and ii) to make additional funds available to increase the per Share price of the Privatization Proposal, if necessary. Lion Point has also indicated to the Chairman that, based on its discussions with certain financial institutions and strategic investors, it may be able to significantly increase the size of the offered financing subject to governance, diligence and other conditions.

9

CUSIP NO. 136635109

Lion Point has engaged and intends to continue to engage in discussions with the Issuer’s management and Board, including the Special Committee of the Board formed to consider the Privatization Proposal, and its advisors regarding Lion Point’s views on the Issuer and opportunities to enhance shareholder value, the composition of the Board and management, operational expense reductions, share repurchases, improved communication with public investors and strategic transactions, including a spin-off or separate listing of the Issuer’s energy business or a sale of the Issuer as a whole or in parts.

Lion Point does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Lion Point intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, Lion Point may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in further discussions with others about the Issuer and Lion Point’s investment, making proposals to the Issuer concerning operational expense reductions, share repurchases, improved communication with public investors and strategic transactions, including a spin-off or separate listing of the Issuer’s energy business or a sale of the Issuer as a whole or in parts, Board structure (including Board composition), purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 58,826,343 Shares outstanding as of June 30, 2018, which is the total number of Shares outstanding as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 14, 2018.

A.	Lion Point
(a)	As of the close of business on August 28, 2018, Lion Point directly beneficially owned 3,548,327 Shares, including 52,222 Shares underlying the Notes owned by Lion Point.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 3,548,327
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,548,327
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Lion Point Capital GP
(a)	Lion Point Capital GP, as the general partner of Lion Point, may be deemed the beneficial owner of the 3,548,327 Shares beneficially owned by Lion Point.

Percentage: 6.0%

10

CUSIP NO. 136635109

(b)	1. Sole power to vote or direct vote: 3,548,327
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,548,327
4. Shared power to dispose or direct the disposition: 0

(c)	Lion Point Capital GP has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Lion Point Capital
(a)	Lion Point Capital, as the investment manager of Lion Point, may be deemed the beneficial owner of the 3,548,327 Shares beneficially owned by Lion Point.

Percentage: 6.0%

(b)	1. Sole power to vote or direct vote: 3,548,327
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,548,327
4. Shared power to dispose or direct the disposition: 0

(c)	Lion Point Capital has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Lion Point Holdings GP

(a)	Lion Point Holdings GP, as the general partner of Lion Point Capital, may be deemed the beneficial owner of the 3,548,327 Shares beneficially owned by Lion Point.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 3,548,327
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,548,327
4. Shared power to dispose or direct the disposition: 0

(c)	Lion Point Holdings GP has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Messrs. Cederholm and Freeman
(a)	Each of Messrs. Cederholm and Freeman, as a Manager of each of Lion Point Capital GP and Lion Point Holdings GP, may be deemed the beneficial owner of the 3,548,327 Shares beneficially owned by Lion Point.

Percentage: Approximately 6.0%

11

CUSIP NO. 136635109

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,548,327
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,548,327

(c)	Neither of Messrs. Cederholm or Freeman has entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Lion Point has entered into certain cash-settled total return swap agreements with several unaffiliated third party financial institutions, including Bank of America, N.A. (“BofA”), Goldman Sachs International (“Goldman Sachs”), JPMorgan Chase Bank, N.A. (“JPM”) and Morgan Stanley Capital Services LLC (“MS” and together with BofA, Goldman Sachs and JPM, the “Third Parties”), as the respective counterparties (the “Swap Agreements”). The swaps with the Third Parties constitute economic exposure to an aggregate of 3,720,849 notional Shares, representing approximately 6.3% of the outstanding Shares, of which (i) 794,992 notional Shares are with BofA and have reference prices ranging from $12.0539 to $15.9775 (weighted average of $14.8482) and expiration dates from February 3, 2021 to July 31, 2023, (ii) 560,235 notional Shares are with Goldman Sachs and have reference prices ranging from $11.9848 to $14.5942 (weighted average of $13.5742) and expiration dates from May 3, 2022 to August 29, 2023, (iii) 385,000 notional Shares are with JPM and have a reference price of $18.4800 and an expiration date of November 7, 2022 and (iv) 1,980,622 notional Shares are with MS and have reference prices ranging from $11.4640 to $16.8956 (weighted average of $14.3317) and an expiration date of October 13, 2022.

The Swap Agreements provide Lion Point with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, Lion Point has economic exposure to an aggregate of 7,269,176 Shares, representing approximately 12.3% of the outstanding Shares. The Reporting Persons disclaim beneficial ownership of the Subject Shares.

12

CUSIP NO. 136635109

Lion Point owns $2,350,000 in principal amount of the Notes. The Notes bear interest at the rate of 4.25% per annum and have a conversion price of approximately $45.00 per Share. The Notes mature on February 15, 2019 and are convertible at any time prior to maturity.

Lion Point has sold in the over the counter market American-style put options referencing an aggregate of 1,900,000 Shares, which have an exercise price of $12.00 per Share and expire on January 18, 2019.

On August 29, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer   The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated August 29, 2018.

13

CUSIP NO. 136635109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2018

lion point master, LP

By:	Lion Point Capital GP, LLC General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager

Lion Point Capital GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager

Lion Point Capital, LP

By:	Lion Point Holdings GP, LLC General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager

Lion Point Holdings GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager

/s/ Didric Cederholm
Didric Cederholm

/s/ Jim Freeman
Jim Freeman

14

CUSIP NO. 136635109

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Lion point master, lp

Purchase of Cash-Settled Total Return Swap	22,910	12.2487	06/29/2018
Purchase of Cash-Settled Total Return Swap	29,103	13.0710	07/30/2018
Purchase of Cash-Settled Total Return Swap	70,897	13.4705	07/31/2018
Purchase of Cash-Settled Total Return Swap	10,000	13.4979	07/31/2018
Purchase of Cash-Settled Total Return Swap	58,280	13.6581	08/01/2018
Purchase of Cash-Settled Total Return Swap	31,720	13.8746	08/02/2018
Purchase of Cash-Settled Total Return Swap	50,000	13.9957	08/02/2018
Purchase of Cash-Settled Total Return Swap	50,000	13.7645	08/03/2018
Purchase of Cash-Settled Total Return Swap	20,000	13.7383	08/03/2018
Purchase of Cash-Settled Total Return Swap	33,035	13.7506	08/06/2018
Purchase of Cash-Settled Total Return Swap	46,965	14.2011	08/07/2018
Purchase of Cash-Settled Total Return Swap	13,058	14.5642	08/07/2018
Purchase of January 2019 Call Option ($25 Strike Price)[1]	18,000	0.1000	08/09/2018
Purchase of January 2019 Call Option ($22 Strike Price)[1]	12,500	0.1500	08/09/2018
Purchase of Common Stock	25,000	13.3708	08/23/2018
Purchase of Common Stock	20,500	13.3996	08/23/2018
Purchase of Common Stock	5,000	13.3743	08/23/2018
Purchase of Common Stock	25,000	13.3626	08/23/2018
Purchase of Common Stock	15,000	13.3748	08/23/2018
Purchase of Common Stock	10,520	13.3413	08/23/2018
Purchase of Common Stock	25,000	13.6349	08/24/2018
Purchase of Common Stock	25,000	13.8621	08/24/2018
Purchase of Common Stock	20,000	13.8121	08/24/2018
Purchase of Common Stock	700,000	13.8600	08/24/2018

Sale of Cash-Settled Total Return Swap	(700,000)	13.8600	08/24/2018
Purchase of Common Stock	700,000	13.8600	08/24/2018
Purchase of Common Stock	20,000	14.1566	08/27/2018
Sale of Cash-Settled Total Return Swap	(650,000)	13.7200	08/28/2018
Purchase of Common Stock	650,000	13.7200	08/28/2018

1 Represents American-style call options purchased in the over the counter market to cover a short sale of options. These call options expire on January 18, 2019.